Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the quarter ended on March 31, 2023.

Buenos Aires, May 10, 2023

Stock information

Share capital net of repurchases and reductions
as of May 9, 2023
1,363.5 million common shares/
54.5 million ADS

Market capitalization:
AR$854.0 billion/US$1,880 million

Information about the videoconference

Date and time: Thursday May 11
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link:

bit.ly/Pampa1Q2023VC

For further information about Pampa

• Email:

investor@pampaenergia.com

• Website for investors:

ri.pampaenergia.com

• Argentina’s Securities and Exchange Commission:

www.argentina.gob.ar/cnv

• Securities and Exchange Commission:

sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, expressed in AR$ at transactional FX. However, our affiliates, Transener and TGS, report in local currency. Hence, their figures are adjusted by inflation as of March 31, 2023, except for previous periods already reported.

Main results from the quarter[1]

5% year-on-year increase in sales, recording US$431 million[2] in Q1 23, explained by better natural gas and spot energy prices, higher electricity, reforming and styrene volume sold, and the incorporation of PEA and PEMC, partially offset by lower gas production due to soft residential demand and bottlenecks in the main gas pipelines.

Operating performance led by thermal power dispatch and reforming:

Pampa's main operational KPIs		Q1 23	Q1 22	Variation
Power	Generation (GWh)	5,760	4,892	+18%
	Gross margin (US$/MWh)	20.8	28.9	-28%

Oil and gas	Production (k boe/day)	57.6	57,5	+0%
	Gas over total production	91%	91%	-0%
	Average gas price (US$/MBTU)	4.0	3.5	+11%
	Average oil price (US$/bbl)	67.7	69.0	-2%

Petrochemicals	Volume sold (k ton)	103	91	+13%
	Average price (US$/ton)	1,219	1,385	-12%

8% year-on-year decrease in the adjusted EBITDA[3], recording US$206 million in Q1 23, explained by reductions of 29% in holding and others and 11% in power generation, partially offset by increases of 16% in petrochemicals and 10% in oil and gas.

Profit attributable to the Company’s shareholders of US$141 million (+42% vs. Q1 22), mainly due to gains from holding financial securities and nominal depreciation over the passive net monetary position in AR$, partially offset by increased financial interests from the higher stock of AR$-debt.

Net debt continued decreasing, reaching US$903 million, with a net leverage ratio of 1.2x.

[1] The information is based on FS prepared according to IFRS in force in Argentina.

[2] It does not include sales from the affiliates CTBSA, Transener and TGS, which at our ownership account for US$94 million. Under IFRS, affiliates are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

[3] Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings release.

Pampa Energía ● Earnings release Q1 23 ● 2

1.	Relevant Events
1.1	Power generation segment

Amendment of differential remuneration for legacy/spot CCGTs

Through Note No. NO-2023-28679610-APN-SE#MEC issued on March 15, 2023, the SE established the main conditions to implement the differential pricing under SE Res. No. 59/23: (i) CCGTs that are partially committed under a PPA may adhere to this pricing scheme - self-generators with associated industrial or commercial demand are excluded; (ii) the scheme’s term cannot begin after January 1, 2024, and extend beyond May 31, 2028; and (iii) power producers may request the termination, subject to the SE’s approval.

Under this scheme, Pampa signed on CTLL, CTGEBA CCGTs (1,239 MW total gross capacity) and CTEB’s GTs that are part of the CCGT commissioned in February 2023 (567 MW gross capacity). The differential remuneration applies from March 1, 2023, until February 29, 2028.

Additional commissioning in PEPE IV and new expansion project in PEPE VI

On April 4, 2023, two 4.5 MW Vestas wind turbines were commissioned. Hence, the remaining eight wind turbines will be fully online by the second quarter of 2023 for 36 MW. On the other hand, on May 2023, ten 4.5 MW wind turbines were added for the PEPE VI’s expansion project, increasing the total capacity to 140 MW. Therefore, the commissioning is estimated as follows: 95 MW by Q3 24 and 45 MW by Q4 24. The wind farm will sell energy in the MAT ER under US$-PPA with private parties.

1.2	Oil and gas segment

Permits to export gas

In May 2023, the SE approved additional export volumes to Chile on a firm basis for 0.9 million m3/day, to be delivered between the winter months of May and June 2023. Considering this permit, the total exportable volume for said period on a firm basis amounts to 2.2 million m3/day.

Termination of our working interest in Estación Fernández Oro block

On March 14, 2023, Pampa accepted YPF’s offer to terminate our 15% share in Estación Fernández Oro wells, effective January 1, 2023. During 2022, this block represented 0.07% of Pampa’s oil and gas production.

1.3	Other news

Tariff situation in TGS, Transener and Transba regulated business

Through PEN Executive Order No. 250/23 and ENARGAS Res. No. 186/23, TGS’s tariff scheme was incremented by 95%, applicable to March 2022 schedules and effective April 29, 2023. Moreover, dividends are allowed upon the Ministry of Economy’s approval.

Moreover, as of June 1, 2023, the ENRE started a new Comprehensive Tariff Review process for power transmission utility companies under national jurisdiction, including Transener and Transba (Res. No. 364/23).

Pampa Energía ● Earnings release Q1 23 ● 3

Board’s appointments

The shareholders’ meeting of Pampa, dated April 26, 2023, approved the tenure renewal of Gustavo Mariani and Ricardo Alejandro Torres as non-independent and Silvana Wasersztrom as independent board members. Hence, 50% of Pampa’s Board continues to be independent, and female directors hold 4 out of 10 positions.

Share capital reduction

The shareholders’ meeting of Pampa, dated April 26, 2023, approved canceling 20.1 million shares (or 0.8 million ADR) held in treasury by Pampa and its subsidiaries. As of today, said cancellation is pending authorization by the applicable authority[4].

1.4	Redemption of the 2023 notes and issuance of Pampa’s second green bond

On May 5, 2023, Pampa announced the redemption of the 2023 Notes at a 7.375% rate, originally due on July 21, 2023, and which outstanding amounted to US$92.9 million. The redemption will occur on June 8, 2023, at 100% of the FV. Moreover, Pampa will pay accrued and unpaid interest to (but not including) the redemption date and Additional Amounts, if any, as defined in the bond’s Indenture[5].

Moreover, seeking to finance the expansion project of PEPE VI, on May 4, 2023, Pampa issued its second Green Bond (Series XVII CB) for AR$5,980 million at a variable interest rate of Badlar plus 2%, maturing on May 2024. Said issuance gathered AR$852 million as payment in kind from the first Green Bond (Series VIII CB) and the remaining in cash. As our first Green Bond, this security was rated (BV1) by Fix Ratings, an affiliate of Fitch Ratings, and joined the SGS Bonds Panel of the ByMA.

[4] For further information, see Ownership Breakdown.

[5] For further information, click here.

Pampa Energía ● Earnings release Q1 23 ● 4

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 03.31.2023		As of 12.31.2022
	AR$	US$ FX 209,01	AR$	US$ FX 177,16
ASSETS
Property, plant and equipment	478,125	2,288	383,464	2,165
Intangible assets	27,048	129	24,364	138
Right-of-use assets	1,652	8	1,521	9
Deferred tax asset	9,185	44	6,326	36
Investments in joint ventures and associates	195,096	933	159,833	902
Financial assets at amortized cost	21,038	101	18,000	102
Financial assets at fair value through profit and loss	5,742	27	4,867	27
Other assets	103	0	91	1
Trade and other receivables	5,823	28	3,415	19
Total non-current assets	743,812	3,559	601,881	3,397

Inventories	40,092	192	30,724	173
Financial assets at amortized cost	3,485	17	1,357	8
Financial assets at fair value through profit and loss	130,780	626	103,856	586
Derivative financial instruments	187	1	161	1
Trade and other receivables	100,683	482	83,328	470
Cash and cash equivalents	26,298	126	18,757	106
Total current assets	301,525	1,443	238,183	1,344

Total assets	1,045,337	5,001	840,064	4,742

EQUITY
Equity attributable to owners of the company	509,572	2,438	403,463	2,277

Non-controlling interest	1,397	7	1,157	7

Total equity	510,969	2,445	404,620	2,284

LIABILITIES
Provisions	30,907	148	26,062	147
Income tax and presumed minimum income tax liabilities	35,719	171	31,728	179
Deferred tax liabilities	23,590	113	19,854	112
Defined benefit plans	6,650	32	4,908	28
Borrowings	281,374	1,346	237,437	1,340
Trade and other payables	5,813	28	3,757	21
Total non-current liabilities	384,053	1,837	323,746	1,827

Provisions	909	4	779	4
Income tax liabilities	506	2	927	5
Taxes payables	6,026	29	4,966	28
Defined benefit plans	984	5	1,021	6
Salaries and social security payable	4,502	22	5,627	32
Derivative financial instruments	371	2	318	2
Borrowings	67,982	325	48,329	273
Trade and other payables	69,035	330	49,731	281
Total current liabilities	150,315	719	111,698	630

Total liabilities	534,368	2,557	435,444	2,458

Total liabilities and equity	1,045,337	5,001	840,064	4,742

Pampa Energía ● Earnings release Q1 23 ● 5

2.2	Consolidated income statement
	First quarter
Figures in million	2023		2022
	AR$	US$	AR$	US$
Sales revenue	83,915	431	44,011	412
Local market sales	67,409	345	33,709	316
Foreign market sales	16,506	86	10,302	96
Cost of sales	(50,538)	(265)	(26,244)	(247)

Gross profit	33,377	166	17,767	165

Selling expenses	(3,193)	(16)	(2,063)	(20)
Administrative expenses	(8,310)	(41)	(3,529)	(32)
Exploration expenses	(48)	-	(8)	-
Other operating income	4,859	16	1,300	11
Other operating expenses	(3,845)	(13)	(1,668)	(15)
Impairment of financial assets	(291)	-	(127)	(1)
Rec. of imp. (impairment) of int. assets & inventories	411	2	(9)	-
Results for part. in joint businesses & associates	3,200	15	2,682	25

Operating income	26,160	129	14,345	133

Financial income	193	0	246	3
Financial costs	(14,711)	(76)	(4,195)	(39)
Other financial results	14,643	84	(289)	(2)
Financial results, net	125	8	(4,238)	(38)

Profit before tax	26,285	137	10,107	95

Income tax	643	4	347	5

Net income for the period	26,928	141	10,454	100
Attributable to the owners of the Company	26,918	141	10,304	99
Attributable to the non-controlling interests	10	-	150	1

Net income per share to shareholders	19.51	0.10	7.46	0.07
Net income per ADR to shareholders	487.65	2.56	186.40	1.79

Average outstanding common shares[1]	1,380		1,382
Outstanding shares by the end of period[1]	1,380		1,382

Note: 1 It nets shares from the Employee stock-based compensation plan, which as of March 31, 2023 and 2022 amounted to 3.9 million common shares.

Pampa Energía ● Earnings release Q1 23 ● 6

2.3	Cash and financial borrowings
As of March 31, 2023, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	599	596	676	676	76	79
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	-	-	(0)	(0)
Oil and gas	168	168	996	996	827	827
Total under IFRS/Restricted Group	768	765	1,671	1,671	903	906
Affiliates at O/S2	135	135	307	307	172	172
Total with affiliates	904	901	1,979	1,979	1,075	1,078

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS increased to US$1,671 million as of March 31, 2023, slightly higher than the end of 2022. However, the net debt remained similar, reaching US$903 million. The average interest rate for US$-bearing indebtedness was 8.5%, in which 81% of the Company’s gross debt is denominated, mainly at a fixed rate. US$-link indebtedness rate was 0%, and the AR$ average interest rate was 73.4%. Pampa’s consolidated financial debt averaged 3.4 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q1 23:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener, and CTBSA.

During Q1 23, Pampa issued the Series XV CB for AR$18,264 million[6] at a Private Badlar plus 2% floating rate, maturing on July 2024 and re-opened the Series XIII US$-link CB, issuing US$48.2 million at a 0% rate, maturing on December 2027. Pampa took net import pre-financing facilities for US$1.6 million and paid bank debt for AR$10,065 million.

After the quarter’s closing, Pampa announced the redemption of the 2023 Notes outstanding for US$93 million. Moreover, aiming to finance PEPE VI’s expansion, Pampa issued its second Green Bond (Series XVII CB) for AR$5,980 million at a Private Badlar plus 2% floating rate maturing in one year, receiving AR$852 million of our first Green Bond (Series VIII CB), which is still outstanding AR$2,283 million[7]. Additionally, Pampa issued Series XVI CB in US$-MEP for US$55.7 million at a 4.99% rate maturing on November 2025, took short-term bank debt for AR$36,168 million and paid import pre-financing for US$5.6 million.

[6] Two issuances in 2023: January 11 (AR$10,379 million) and March 6 (AR$7,885 million)

[7] For further information, see section 1.4 of this Earnings release

Pampa Energía ● Earnings release Q1 23 ● 7

Regarding our affiliates, TGS took import pre-financing for US$0.3 million in Q1 23, while Transener took net financing for AR$535 million. After the quarter’s closing, CTEB issued Series IX US$-link CB for US$50 million at a 0% rate, maturing on April 2026. US$2.2 million where exchanged with Series I CB, with an outstanding of US$30 million. Additionally, TGS took net import pre-financing for US$0.3 million, while Transener settled net borrowings for AR$178 million.

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series T at discount & fixed rate[2]	2023	500	93	7.375%
	CB Series IX at par & fixed rate	2026	293	179	9.5%
	CB Series I at discount & fixed rate	2027	750	597	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
Pampa	CB Series XIII	2027	98	98	0%
CTEB[1]	CB Series I	2023	30	30	4%
	CB Series IV	2024	96	96	0%
	CB Series VI	2025	84	84	0%
	CB Series IX3	2026	50	50	0%

In US$-MEP
Pampa	CB Series XVI[3]	2025	56	56	4.99%

In AR$
Pampa	CB Series VIII (Green Bond)[4]	2023	2,283	2,283	Badlar Privada +2%
	CB Series XI	2024	21,655	21,655	Badlar Privada +0%
	CB Series XV	2024	18,264	18,264	Badlar Privada +2%
	CB Series XVII (Green Bond)[3]	2024	5,980	5,980	Badlar Privada +2%
CTEB[1]	CB Series VII	2023	1,754	1,754	Badlar Privada +2.98%
	CB Series VIII	2024	4,236	4,236	Badlar Privada +1%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Full redemption was announced on May 5, 2023.
3 Issued post-Q1 23. 4 Includes partial cancelation (US$825 million) post-Q1 23.

Pampa Energía ● Earnings release Q1 23 ● 8

Credit rating

On March 2023, S&P downgraded from “CCC+” to “CCC-” Pampa and TGS’s global ratings, mainly due to the sovereign debt downgrade. However, Pampa’s stand-alone rating remained at “b-.” Moreover, on April 2023, FitchRatings upgraded Pampa’s long-term local rating from “AA” to “AA+” due to better predictability in the E&P’s operating flow, thanks to the Plan Gas.Ar’s extension and higher output.

The following table shows the Pampa Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA+ (long-term) A1+ (short-term)
TGS	S&P	CCC-	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q1 23 ● 9

3.	Analysis of the Q1 23 results
Breakdown by segment Figures in US$ million	Q1 23			Q1 22			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	173	108	96	166	121	97	+4%	-11%	-1%
Oil and Gas	154	62	(1)	137	56	(4)	+12%	+10%	-75%
Petrochemicals	125	7	5	126	6	5	-1%	+16%	-
Holding and Others	4	29	41	7	41	1	-43%	-29%	NA
Eliminations	(25)	-	-	(24)	-	-	+4%	NA	NA

Total	431	206	141	412	225	99	+5%	-8%	+42%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	First quarter
	2023	2022
Consolidated operating income	129	133
Consolidated depreciations and amortizations	59	50
EBITDA	188	183

Adjustments from generation segment	(2)	2
Deletion of equity income	(2)	(22)
Deletion of gain from commercial interests	(11)	(4)
Deletion of PPE activation in operating expenses	1	4
Deletion of provision in hydros	4	-
Greenwind's EBITDA adjusted by ownership	-	3
CTBSA's EBITDA adjusted by ownership	7	21
Adjustments from oil and gas segment	(2)	(0)
Deletion of gain from commercial interests	(2)	(0)
Adjustments from holding & others segment	22	39
Deletion of equity income	(13)	(3)
Deletion of rec. of intang. assets' impairment	(2)	-
TGS's EBITDA adjusted by ownership	28	40
Transener's EBITDA adjusted by ownership	10	2

Consolidated adjusted EBITDA	206	225
At our ownership	201	224

Pampa Energía ● Earnings release Q1 23 ● 10

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First quarter
	2023	2022	∆%
Sales revenue	173	166	+4%
Local market sales	173	166	+4%
Cost of sales	(84)	(84)	-

Gross profit	89	82	+9%

Selling expenses	(1)	(1)	-
Administrative expenses	(12)	(9)	+33%
Other operating income	11	4	+175%
Other operating expenses	(5)	(1)	NA
Results for participation in joint businesses	2	22	-91%

Operating income	84	97	-13%

Finance income	-	1	-100%
Finance costs	(25)	(13)	+92%
Other financial results	34	9	+278%
Financial results, net	9	(3)	NA

Profit before tax	93	94	-1%

Income tax	3	4	-25%

Net income for the period	96	98	-2%
Attributable to owners of the Company	96	97	-1%
Attributable to non-controlling interests	-	1	-100%

Adjusted EBITDA	108	121	-11%
Adjusted EBITDA at our share ownership	103	120	-14%

Increases in PPE	93	10	NA
Depreciation and amortization	26	22	+18%

The 4% increase in power generation sales during Q1 23 is mainly explained by the acquisition of PEA by the end of 2022 and PEMC’s consolidation, in which Pampa holds full ownership. In addition to the increased power generation year-on-year, legacy energy prices improved in US$ terms, mainly due to the differential pricing for CCGTs under the spot segment[8] and, to a lower extent, the 25% increase in AR$ from February 2023. Legacy energy represented 69% of the 5,378 MW operated by Pampa[9], but represented just 33% of the Q1 23 segment’s sales. The capacity remuneration for our thermal legacy units was US$4.9 thousand/MW-month (+7% vs. Q1 22) and US$2.2 thousand/MW-month for hydros (similar to Q1 22).

Those effects were partially offset by incidents in CTLL’s GT05, CPB and CTG (all back on service during Q1 23) and the programmed overhaul in CTGEBA’s CCGT, selling lesser volumes under Energía Plus and gas assigned to CAMMESA. It is worth highlighting that fuel income only applies to PPAs under Energía Plus and CTGEBA’s new CCGT (SEE Res. No. 287/17), by which gas is procured from our E&P business. CAMMESA provides fuel for the remaining thermal units without earning sales or accruing costs.

In operating terms, Pampa’s operated power generation grew 18% vs. Q1 22, far exceeding the Argentine power grid’s 8% increase because of the high demand caused by the historical hot wave. The higher dispatch mainly came from the commissioning of CTEB’s CCGT (+523 GWh), greater gas availability in CPB and CTIW and fuel oil in CTPP (+255 GWh), PEA and PEPE IV’s incorporation (+107 GWh), higher dispatch in CTGEBA and CTLL (+75 GWh) and at Mendoza hydros as required by CAMMESA (+74 GWh). However, these increases were partially offset by programmed and forced outages mentioned before, plus the Bolivian gas depletion that impacted CTG (-128 GWh) and lower wind resources (-43 GWh).

[8] For further information, see “Amendment of differential remuneration for legacy/spot CCGTs” in section 1.1 of this Earnings release.

[9] Under IFRS, we do not consolidate CTEB (567 MW) in our financial statements since it is an affiliate. However, it is an asset operated by Pampa and its EBITDA is incorporated to our shareholding to the total adjusted EBITDA.

Pampa Energía ● Earnings release Q1 23 ● 11

The availability of Pampa’s operated units reached 93.0% in Q1 23 (-484 basis points vs. Q1 22’s 97.9%), mainly due to thermal outages mentioned above, the programmed maintenance in CTGEBA and CTLL’s CCGT, as well as the commissioning of tests run at CTEB’s CCGT. Therefore, a 91.0% thermal availability rate was registered in Q1 23 (-624 basis points vs. 97.2% from Q1 22).

Power generation's key performance indicators	2023				2022				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	342	4,097	5,378	938	206	3,826	4,970	-	+66%	+7%	+8%
New capacity (%)	-	100%	33%	31%	-	100%	43%	37%	-	-	-10%	-6%
Market share (%)	2.2%	0.8%	9.5%	12.4%	2.2%	0.5%	8.9%	11.6%	-0%	+0%	+1%	+1%

First quarter
Net generation (GWh)	447	292	5,021	5,760	372	227	4,293	4,892	+20%	+28%	+17%	+18%
Volume sold (GWh)	448	292	5,299	6,038	372	235	4,603	5,210	+20%	+24%	+15%	+16%

Average price (US$/MWh)	20	73	31	32	24	69	42	42	-18%	+5%	-27%	-24%
Average gross margin (US$/MWh)	8	64	20	21	11	57	29	29	-30%	+11%	-32%	-28%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (50% equity stake).

Without depreciation and amortizations, net operating costs decreased 6% vs. Q1 22 and 11% vs. Q4 22, mainly due to increased delays in collections from CAMMESA, leading to accruing higher commercial interests, and lower gas and power purchases, partially offset by wage increases that outpaced the AR$ devaluation, the provision for the end of Mendoza hydro’s concession in 2024, and higher consumption of spare materials from PEA, PEMC, and the thermal outages mentioned before.

Financial results from Q1 23 reached a net profit of US$9 million, while a net loss of US$3 million was recorded in Q1 22, mainly due to gains from the holding of financial instruments, partially offset by higher foreign exchange losses on receivables and increased financial interests due to higher stock of AR$-debt and the consolidation of PEMC.

Adjusted EBITDA from the power generation segment reached US$108 million in Q1 23 (-11% vs. Q1 22), mainly due to CTEB’s GT PPA maturity, out-of-service in certain thermal units and a rise of labor costs in US$, partially offset by the incorporation of PEA and PEMC, the commissioning of CTEB’s CCGT in February 2023, and a rise in legacy energy prices. In addition, adjusted EBITDA considers CTEB (CTBSA)’s 50% ownership (US$7 million in Q1 23 vs. US$21 million in Q1 22) and PEMC (Greenwind)’s 50% share capital for US$3 million in Q1 22[10]. Adjusted EBITDA excludes items such as the commercial interests for delayed collections, mainly charged to CAMMESA, contingency provision for the concession’s termination at Mendoza hydros and accrual of PPE’s expenses as operating costs.

Finally, without CTEB, capital investments registered US$93 million in Q1 23 (vs. US$10 million in Q1 22), mainly explained by the PEPE VI project to add a 140 MW wind farm by 2024. The following table shows the expansion projects in power generation:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @3/31/23
Thermal
Closing to CC Ensenada[2]	281	PPA for 10 years	US$	23,962	10.5	43	253	98%	22-Feb-23
Renewable
Pampa Energía IV3	45	MAT ER	US$	na	na	58(4)	128	89%	Q2 2023 (est.)
Pampa Energía VI	139.5	MAT ER	US$	na	na	62(4)	265	0%	Q4 2024 (est.)

Note: 1 Without value-added tax. 2 Capacity increased from 272 MW to 281 MW on April 26, 2023. 3 Total 81 MW: 18 MW commissioned on December 29, 2022, and 18 MW on February 25, 2023. Besides, 9 MW commissioned on April 4, 2023. 4 Estimated average.

[10] As of August 12, 2022, PEMC is consolidated into Pampa’s financial statements.

Pampa Energía ● Earnings release Q1 23 ● 12

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First quarter
	2023	2022	∆%
Sales revenue	154	137	+12%
Local market sales	104	82	+27%
Foreign market sales	50	55	-9%
Cost of sales	(92)	(71)	+30%

Gross profit	62	66	-6%

Selling expenses	(12)	(15)	-20%
Administrative expenses	(18)	(14)	+29%
Other operating income	5	4	+25%
Other operating expenses	(5)	(12)	-58%

Operating income	32	29	+10%

Finance income	-	1	-100%
Finance costs	(38)	(24)	+58%
Other financial results	5	(12)	NA
Financial results, net	(33)	(35)	-6%

Loss before tax	(1)	(6)	-83%

Income tax	-	2	-100%

Net loss for the period	(1)	(4)	-75%

Adjusted EBITDA	62	56	+10%

Increases in PPE and right-of-use assets	88	63	+40%
Depreciation and amortization	32	27	+19%

In Q1 23, sales from the oil and gas segment grew 12% vs. Q1 22, mainly due to the high gas export prices to Chile and gas prices for industries, in addition to an increased domestic oil demand, partially offset by lower volume of gas sold to Chile and industries due to the growing commitments under Plan Gas.Ar.

Oil and gas' key performance indicators	2023			2022			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First quarter
Volume
Production
In thousand m3/day	0.8	8,903		0.8	8,913		+2%	-0%	+0%
In million cubic feet/day		314			315
In thousand boe/day	5.2	52.4	57.6	5.1	52.5	57.5
Sales
In thousand m3/day	0.9	8,968		0.8	8,979		+14%	-0%	+1%
In million cubic feet/day		317			317
In thousand boe/day	6.0	52.8	58.8	5.2	52.8	58.1

Average Price
In US$/bbl	67.7			69.0			-2%	+11%
In US$/MBTU		4.0			3.5

Note: Net production in Argentina. Gas volume is standardized at 9,300 kilocalories (kCal).

Pampa Energía ● Earnings release Q1 23 ● 13

In operating terms, total production reached 57.6 kboe/day in Q1 23 (similar to Q1 22 but -7% vs. Q4 22). Gas production reached 8.9 million m3/day (similar to Q1 22 but -6% vs. Q4 22), explained by commercial reasons: lesser retail demand vs. commitment under Plan Gas.Ar, lower exports to Chile due to limited permits and soft deliveries to industries due to pipeline bottlenecks. Analyzing by block, El Mangrullo curtailed its production in response to the weak demand and recorded 5.7 million m3/day (-6% vs. Q1 22 and -16% vs. Q4 22), comprising 65% of our total gas output. Rincón del Mangrullo continues the lower activity and natural depletion (0.3 million m3/day, -33% vs. Q1 22 and -15% vs. Q4 22). Instead, due to shale activity, Sierra Chata reached 1.2 million m3/day (+69% vs. Q1 22 and +113% vs. Q4 22). Río Neuquén remained at 1.5 million m3/day production.

Our gas price in Q1 23 was US$4.0/MBTU (+11% vs. Q1 22 and similar to Q4 22), mainly driven by better export prices that are higher than the local market and, to a lower extent, a slight increase in the industrial segment.

In Q1 23, our gas deliveries were allocated as follows: 27% to CAMMESA, 27% procured to our thermal power units[11] and petchem plants, 21% to the industrial/spot market, 15% was exported, and 11% to the retail segment. On the other hand, in Q1 22, 30% of our gas deliveries were sold to the industrial/spot market, 30% exported, 28% was fired at our thermal and petrochemicals plants, 12% supplied the retail, and the rest was sold directly to CAMMESA.

Oil production reached 5.2 kbbl/day in Q1 23 (similar to Q1 22 but -10% vs. Q4 22 due to stock consumption) due to higher output at Los Blancos, Gobernador Ayala and Río Neuquén (+0.5 kbbl/day vs. Q1 22), partially offset by a drop of 0.3 kbbl/day at El Tordillo. Moreover, considering Q4 22 0.8 kbbl/day stock sold in Q1 23, 80% of the volume sold was destined for the local market in Q1 23 vs. 76% in Q1 22.

Our oil price in Q1 23 was similar to Q1 22, reaching US$67.7/barrel, mainly explained by the lower export prices offset by higher local demand.

By the end of Q1 23, we accounted for 812 productive wells vs. 895 as of the end of 2022.

Net operating costs in Q1 23, excluding depreciation, amortization and Plan Gas.Ar compensation grew 9% vs. Q1 22, mainly due to increased labor expenses in US$ terms, activity (treatment and maintenance), royalties, levies and taxes (linked to higher sales), in addition to oil stock consumption, partially offset by lower transportation cost related with lesser exported gas and, to a lower extent, higher days of sales outstanding from CAMMESA. As a result, the lifting cost reached US$7.1/boe produced in Q1 23 (+23% vs. Q1 22 and similar to Q4 22).

Financial results in Q1 23 recorded a net loss of US$33 million, an improvement of 6% vs. Q1 22, mainly because of the gains from holding financial securities, partially offset by the increased interests from the higher stock of AR$-debt and losses from devaluation over receivables.

Our oil and gas adjusted EBITDA amounted to US$62 million in Q1 23 (+10% vs. Q1 22), mainly explained by higher gas export prices and domestic oil demand, partially offset by lower gas retail deliveries vs. commitments under Plan Gas.Ar, lower volumes of gas exported and sold to industries due to pipeline bottlenecks, higher labor costs, and growing activity. In addition, the adjusted EBITDA of Q1 23 excludes commercial interests for late collection, mainly charged to CAMMESA.

Finally, in Q1 23, capital expenditures amounted to US$88 million (+40% vs. Q1 22), mainly driven by the shale gas wells drilling and completion campaign to comply with the growing commitments under Plan Gas.Ar.

[11] Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Earnings release Q1 23 ● 14

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First quarter
	2023	2022	∆%
Sales revenue	125	126	-1%
Local market sales	89	85	+5%
Foreign market sales	36	41	-12%
Cost of sales	(114)	(116)	-2%

Gross profit	11	10	+10%

Selling expenses	(3)	(4)	-25%
Administrative expenses	(2)	(1)	+100%

Operating income	6	5	+20%

Finance costs	(1)	(1)	-
Other financial results	-	1	-100%
Financial results, net	(1)	-	NA

Profit before tax	5	5	-

Income tax	-	-	NA

Net income for the period	5	5	-

Adjusted EBITDA	7	6	+16%

Increases in PPE	2	-	NA
Depreciation and amortization	1	1	-

The petrochemicals segment’s adjusted EBITDA reached US$7 million in Q1 23 (+16% vs. Q1 22), mainly explained by the rise in styrene and polystyrene sales and lower cost of propane, offset by a drop in SBR and polystyrene exports, and increased labor costs. On the other hand, the adjusted EBITDA fell US$8 million quarter-on-quarter, mainly due to a drop in reforming sales due to lower raw gasoline availability and lower margin on gasoline exports.

Total volume sold grew 13% vs. Q1 22 to 103 thousand ton, mainly explained by higher reforming products. In Q1 22, 14 thousand ton of bases and gasoline were dispatched as toll processing, not volume sold. Moreover, styrene sales recovered after reduced production in January 2022. However, these effects were partially offset by lower SBR foreign demand.

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
First quarter
Volume sold Q1 23 (thousand ton)	29	9	66	103
Volume sold Q1 22 (thousand ton)	27	11	53	91
Variation Q1 23 vs. Q1 22	+4%	-20%	+24%	+13%

Average price Q1 23 (US$/ton)	1,857	1,938	846	1,219
Average price Q1 22 (US$/ton)	1,910	2,047	977	1,385
Variation Q1 23 vs. Q1 22	-3%	-5%	-13%	-12%

Note: 1 Includes Propylene.

In Q1 23, financial results reached a net loss of US$1 million, while in Q1 22, no financial results were recorded, explained by higher losses from holding financial securities.

Capital expenditures reached US$2 million in Q1 23, while in Q1 22, no capital expenditures were recorded.

Pampa Energía ● Earnings release Q1 23 ● 15

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First quarter
	2023	2022	∆%
Sales revenue	4	7	-43%
Local market sales	4	7	-43%

Gross profit	4	7	-43%

Administrative expenses	(9)	(8)	+13%
Other operating income	-	3	-100%
Other operating expenses	(3)	(2)	+50%
Impairment of financial assets	-	(1)	-100%
Recovery from impairment of intangible assets	2	-	NA
Results for participation in joint businesses	13	3	NA

Operating income	7	2	+250%

Finance income	2	3	-33%
Finance costs	(14)	(3)	NA
Other financial results	45	-	NA
Financial results, net	33	-	NA

Profit before tax	40	2	NA

Income tax	1	(1)	NA

Net income for the period	41	1	NA

Adjusted EBITDA	29	41	-29%

Increases in PPE and intangible assets	2	1	+100%
Depreciation and amortization	-	-	NA

The holding and others segment, without considering the affiliates’ equity income (Transener and TGS), posted an US$8 million operating loss, while in Q1 22, it was a US$1 million loss, mainly explained by lower accrued fees, higher labor costs and provision of contingencies, partially offset by lower third-party expenses.

In Q1 23, financial results reached a net gain of US$33 million, while in Q1 22, no financial results had been recorded, mainly due to FX difference gains over tax debt, partially offset by higher tax interests.

The adjusted EBITDA of our holding and others segment decreased by 29%, recording US$29 million in Q1 23. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Besides, it excludes the impairment of intangible assets in Q1 23.

In TGS, the EBITDA adjusted by our stake was US$28 million in Q1 23 vs. US$40 million in Q1 22. The decline was mainly due to lower international NGL prices and regulated income, whose tariff was increased after Q1 23[12], in addition to the higher labor expenses and an increase in the cost of gas in US$ used for thermal reduction replacement at Cerri (offset by lower consumption). However, these effects were partially offset by increased ethane price and higher midstream revenues due to growing activity at Vaca Muerta.

In Transener, the EBITDA adjusted by our stake recorded US$10 million in Q1 23 vs. US$2 million in Q1 22, mainly due to the tariff increase as of January 1, 2023 (155% Transener and 154% Transba).

[12] For further information, see ‘Tariff situation in TGS…’ of the section 1.3 of this Earnings release.

Pampa Energía ● Earnings release Q1 23 ● 16

3.6	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q1 23				Q1 22
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income (loss)[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income (loss)[3]

Power generation segment
Diamante	61.0%	(1)	(0)	0	61.0%	2	(6)	1
Los Nihuiles	52.0%	(0)	(0)	0	52.0%	0	(4)	2
VAR[4]	100.0%	5	0	3	-	-	-	-

Greenwind[5]		5	56	1		6	69	1
Non-controlling stake adjustment		-	-	-		(3)	(35)	(0)
Subtotal Greenwind adjusted by ownership	100.0%	5	56	1	50.0%	3	35	0

CTBSA		13	297	5		43	188	43
Non-controlling stake adjustment		(7)	(148)	(2)		(21)	(94)	(22)
Subtotal CTBSA adjusted by ownership	50.0%	7	148	2	50.0%	21	94	22

Pampa stand-alone, other companies, adjs. & deletions[1]		92	20	88		95	158	72
Subtotal power generation		108	225	96		121	277	97

Oil & gas segment
Pampa Energía	100.0%	62	827	(1)	100.0%	56	802	(4)
Subtotal oil & gas		62	827	(1)		56	802	(4)

Petrochemicals segment
Pampa Energía	100.0%	7	-	5	100.0%	6	-	5
Subtotal petrochemicals		7	-	5		6	-	5

Holding & others segment
Transener		38	(3)	21		9	(14)	1
Non-controlling stake adjustment		(28)	2	(15)		(7)	10	(1)
Subtotal Transener adjusted by ownership	26.3%	10	(1)	5	26.3%	2	(4)	0

TGS		95	84	27		137	235	74
Non-controlling stake adjustment		(67)	(59)	(19)		(97)	(166)	(145)
Subtotal TGS adjusted by ownership	29.1%	28	24	8	29.3%	40	69	(71)

Pampa stand-alone, other companies, adjs. & deletions[1]		(8)	(0)	28		(1)	(106)	72
Subtotal holding & others		29	23	41		41	(41)	1

Deletions		-	(172)	-		-	(194)	-
Total consolidated		206	903	141		225	845	99
At our share ownership		201	1,075	141		224	1,039	99

Note: 1 The deletion corresponds to other companies, inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders. 4 Acquired on December 16, 2022. 5 Consolidated in Pampa’s FS since August 12, 2022.

Pampa Energía ● Earnings release Q1 23 ● 17

4.	Appendix
4.1	Power generation’s main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind				Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE 3-4[2]	PEA[3]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[4]	Subtotal thermal
Installed capacity (MW)	265	388	285	100	53	89	100	1,280	780	361	30	620	100	100	1,253	14	839	4,097	5,378
New capacity (MW)	-	-	-	100	53	89	100	342	184	100	-	-	100	100	565	14	272	1,336	1,678
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.2%	0.2%	3.0%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.5%	12.4%

First quarter
Net generation Q1 23 (GWh)	176	97	175	83	49	79	80	739	1,282	38	23	482	108	109	2,177	19	783	5,021	5,760
Market share	0.5%	0.3%	0.5%	0.2%	0.1%	0.2%	0.21%	1.9%	3.3%	0.1%	0.1%	1.3%	0.3%	0.3%	5.7%	0.0%	2.0%	13.1%	15.0%
Sales Q1 23 (GWh)	176	97	175	83	49	79	80	740	1,282	154	23	482	108	109	2,322	37	783	5,299	6,038

Net generation Q1 22 (GWh)	117	81	174	101	62	64	-	599	1,266	166	20	295	81	68	2,118	18	260	4,293	4,892
Variation Q1 23 vs. Q1 22	+50%	+20%	+1%	-18%	-21%	+24%	na	+23%	+1%	-77%	+15%	+64%	+33%	+60%	+3%	+3%	na	+17%	+18%
Sales Q1 22 (GWh)	117	81	174	101	70	64	-	607	1,266	225	20	295	81	68	2,347	40	260	4,603	5,210

Avg. price Q1 23 (US$/MWh)	16	34	16	70	79	66	79	41	20	75	25	20	92	72	33	37	25	31	32
Avg. price Q1 22 (US$/MWh)	23	40	18	69	72	68	na	42	21	42	32	34	116	108	35	38	na	42	42
Avg. gross margin Q1 23 (US$/MWh)	7	11	7	60	64	62	68	30	17	33	7	8	72	54	20	14	16	20	21
Avg. gross margin Q1 22 (US$/MWh)	5	24	9	59	54	58	na	29	16	20	14	16	93	80	20	16	na	29	29

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa since August 12, 2022. Before, it was operated by Pampa with a 50% of equity stake. 2 PEPE IV: 18 MW commissioned on December 29, 2022, 18 MW on February 25, 2023, and 9 MW on April 4, 2023. 3 Acquired on December 16, 2022. 4 Operated by Pampa (50% equity stake). 272 MW ST commissioned on February 22, 2023, increased to 281 MW from April 26, 2023.

Pampa Energía ● Earnings release Q1 23 ● 18

4.2	Oil and gas production in the main areas
In kboe/day at ownership	First quarter
	2023	2022	Variation
Gas
El Mangrullo	33.8	36.2	-6%
Río Neuquén	8.7	8.6	+1%
Sierra Chata	7.1	4.2	+69%
Rincón del Mangrullo[1]	1.5	2.3	-33%
Others	1.2	1.1	+4%
Total gas at O/S	52.4	52.5	-0%

Oil
El Tordillo[2]	2.4	2.7	-13%
Gobernador Ayala	1.2	1.0	+14%
Associated oil[3]	1.0	0.9	+8%
Others	0.6	0.4	+52%
Total oil at O/S	5.2	5.1	+2%

Total	57.6	57.5	+0%

Note: Production in Argentina. 1 It does not include shale formation.
2 It includes La Tapera – Puesto Quiroga block. 3 From gas fields.

5.	Glossary of terms
Term	Definition
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.(Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined Cycle
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)

Pampa Energía ● Earnings release Q1 23 ● 19

FS	Financial Statements
FV	Face value
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picún Leufú Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
NGL	Natural gas liquids
Pampa / The Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEA	Arauco Wind Farm, stage 1 and 2
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q1 23/Q1 22	First quarter of 2023/First quarter of 2022
Q4 22	Fourth quarter of 2022
Res.	Resolution/Resolutions
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
YPF	Yacimientos Petrolíferos Fiscales S.A.

Pampa Energía ● Earnings release Q1 23 ● 20